UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

VIKING SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

926850101
(CUSIP Number)

Donald E. Tucker
1626 Clemson Circle
La Jolla, CA 92037
(619) 889-7401
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 11, 2005
Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the question that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

1	Names of Reporting Persons: Donald E. Tucker I.R.S. Identification Nos. of Above Persons (entities only):
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ (see instructions)
3	SEC Use Only
4	Source of Funds (see instructions) PF - Personal Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 28,256,150 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 28,256,150 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person 28,256,150 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 79.3% (2)
14	Type of Reporting Person* In

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(1) Includes (i) 27,131,150 shares of common stock owned of record; (ii) 625,000 shares issuable upon exercise of presently exercisable warrant; (iii) an estimated 400,000 shares issuable upon the conversion of an outstanding convertible promissory note; and (iv) an estimated 100,000 shares issuable upon the exercise of a currently exercisable warrant.

(2) There are currently 34,419,050 shares of the Issuer's common stock issued and outstanding of which Donald E. Tucker owns 27,131,150 or 78.8%. Assuming all shares underlying the convertible promissory note and the warrants described in footnote 1 above are issued, Mr. Tucker would own a total of 28,256,150 shares of the 35,544,050 shares of the Issuer’s stock then issued and outstanding or approximately 79.5%.

ITEM 1. SECURITY AND ISSUER.

Title of Class of Equity Securities: Common Stock, Par Value $0.001. Name and Address of Principal Executive Offices of the Issuer: Viking Systems, Inc., 7514 Girard Ave, Suite 1509, La Jolla, CA 92037.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Donald E. Tucker. Donald E. Tucker, a U.S. citizen, is a Senior Partner with an international consulting and technology company and has over 24 years of consulting experience across a number of industry segments, including the medical technology, diagnostics and devices industry segments. Mr. Tucker's residential address is 1626 Clemson Circle, La Jolla, CA 92037.

During the last five years, Mr. Tucker has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A total of 3,125,000 shares were acquired by Mr. Tucker in 2003 and were paid for with his personal funds. This transaction was reported upon in a previous Schedule 13(d). In June 2004, Mr. Tucker loaned the Issuer $100,000. On July 31, 2004, he converted $50,000 of such loan into 125,000 shares of the Issuer's common stock at the rate of $.40 per share. This acquisition was effected through a private offering of common stock that Viking completed in July 2004. A total of 1,250,000 shares were issued by the Issuer to approximately 16 persons in connection with such private placement, one of which was Mr. Tucker who acquired the 125,000 shares described in this paragraph.

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Effective December 8, 2004, Mr. Tucker converted 5,000,000 shares of Viking's Series A Preferred Stock into 20,000,000 shares of Viking's common stock. Mr. Tucker had previously paid $400,000 for such Series A Preferred Stock or $.08 per share of Series A Preferred Stock. The effective price per share of the 20,000,000 shares of common stock issued in connection with the Series A Preferred Stock was $.02 per share. Mr. Tucker used his own funds to acquire the Series A Preferred Stock in February and March 2004.

Effective March 22, 2005, Mr. Tucker converted a promissory note in the principal amount of $500,000 together with accrued interest, into 1,291,650 shares of the Issuer's common stock at a price of $.40 per share. The loans made to the Issuer which were evidenced by the promissory note were from Mr. Tucker's personal funds.

Effective March 22, 2005, Mr. Tucker converted an additional promissory note in the principal amount of $500,000 into a 10% Secured Convertible Promissory Note issued by the Issuer as part of a $2,750,000 Secured Note Transaction. As additional consideration for investors purchasing the 10% Convertible Promissory Notes from the Issuer, each investor, including Mr. Tucker, was issued a Warrant to purchase shares of the Issuer's common stock.

On August 12, 2005, Mr. Tucker converted his $500,000 March 22, 2005 convertible promissory note into 2,500,000 shares of the Issuer’s common stock.

On August 11, 2005, Mr. Tucker loaned $200,000 to the Issuer in connection with the Issuer’s August, 2005 $4,000,000 Secured Note Transaction. Such loan is convertible into shares of the Issuer’s common stock. The conversion price is dependent upon the terms of certain anticipated financings by the Issuer but is expected to range from $.20 per share to $.80 per share. For purpose of this Schedule 13D, Mr. Tucker has assumed the conversion price will be $.50 per share. In such event, the number of shares issuable to Mr. Tucker under such convertible promissory note would be 400,000. In connection with the August 2005 $4,000,000 Secured Note Transaction, Mr. Tucker was issued a Warrant to purchase common stock. Such Warrant provides that Mr. Tucker will be granted the right to purchase one share of the Issuer’s common stock for each four shares issued to Mr. Tucker in the loan conversion. Accordingly, if 400,000 shares are issuable in the loan conversion, the Warrant will entitle Mr. Tucker to purchase 100,000 shares of common stock. Such Warrant is exercisable at $.60 per share subject to certain adjustments.

ITEM 4. PURPOSE OF TRANSACTION

(a) Mr. Tucker is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Mr. Tucker anticipates that he may provide additional capital to the Issuer and in consideration thereof, he will be issued additional shares of common stock or shares of the Issuer's preferred stock which would likely be convertible into common stock. Mr. Tucker has no present intent to take any action that would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

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(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Tucker will continue to review his investment in the Issuer and reserve the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 12, 2005, Mr. Tucker beneficially and of record owned 28,256,150 shares of the Issuer's common stock, which represented 79.3% of the class. These amounts give effect to the potential conversion of the Secured Promissory Note owned by Mr. Tucker and the exercise of the Warrant owned by Mr. Tucker which are described above.

(b) As of August 12, 2005, Mr. Tucker had the sole power to vote and dispose of all shares of the Issuer's stock held by him.

(c) The only transaction in the Issuer's common stock effected by Mr. Tucker during the last sixty days was the conversion of the promissory note discussed in Item 3 above and the purchase of an additional promissory note and warrant.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Tucker.

(e) Mr. Tucker continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the his conversion rights related to his shares of Series A Preferred Stock described above, there are no contracts, arrangements, understanding or relationships between Mr. Tucker and any other person, or with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2005	/s/ Donald E. Tucker
Donald E. Tucker